

MAIL STOP 3561

December 11, 2009

Mr. Tom Kubota
Chief Executive Officer
Pacific Health Care Organization, Inc.
1201 Dove Street, Suite 585
Newport Beach, CA 92660

> **Re:** **Pacific Health Care Organization, Inc.**
> **Form 10-K**
> **Filed March 31 2009**
> **File No. 000-50009**
> **Supplemental Response Letter**
> **Dated December 1, 2009**

Dear Mr. Kubota:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director